Exhibit 99.1

Generali Nederland Selects Sapiens’ Solution for its Life Portfolios

Sapiens to facilitate greater efficiency and reduced costs to Generali Nederland, part of the Generali Group, a leading European insurance provider

Holon, Israel – October 26, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that Generali Nederland has selected Sapiens’ platform to administer a large portion of its life portfolios.

Sapiens will lead the implementation effort for Generali Nederland, which is part of The Generali Group, one of the largest European insurance providers. Implementation will include consolidating many life book systems onto Sapiens’ solution.

Sapiens offers a unique proposition for life and pension carriers that is designed to provide a modern and cost-efficient platform for the administration of insurers’ legacy estates and books of business. Generali Nederland chose the solution to release significant operational reserves as a result of switching to a single platform. Further expected benefits include greater efficiency, lower operational costs and a reduction in the total cost of ownership.

“By creating a 360-degree view of our life book customers, we will be able to update and manage customer details once, improving data integrity and customer retention,” said Mecx Kooij, head of Life and Pensions and ICT at Generali Nederland. “As a result, we anticipate a reduction in the overall cost of life books administration by lowering our IT costs and improving operational efficiency.”

“There has been interest from existing and prospective Sapiens customers in Europe seeking an end-to-end solution for the administration of legacy or life portfolio that is capable of dealing with missing data, changing legislation and a wide range of life and pension product types,” said Roni Al-Dor, Sapiens president and CEO. “We look forward to working closely with Generali Nederland to help them meet their goals of delivering the highest quality customer experience, while continuing to reduce ongoing and system support costs, and increase efficiencies.”

Sapiens’ solution addresses the administration of legacy and life book portfolio challenges shared by most insurers, whether the platform is chosen as part of an “Old-Co/New-Co” strategy, or as an Old-Co consolidation platform. It can process top-ups or new business, if required. The goal of this purpose-built solution is to significantly cut the costs that are commonly associated with life book platforms.

About Generali Nederland
Generali is an insurance company with a long history in the Netherlands: 140 years of stability, reliability and personal attention to our customers. We provide non-life, as well as life insurance, for individuals, entrepreneurs and organizations. The success of our organization is determined by our 400+ motivated and skilled employees. Generali is an independent insurer within the international Generali Group. For more information, visit www.generali.nl.

About Generali Group

The Generali Group is among the world’s leading insurers, with total premium income exceeding €74 billion in 2015. With over 76,000 employees in the world, present in over 60 countries, the Group has a leading position in Western Europe and an increasingly presence in the markets of Central and Eastern Europe and in Asia. In 2015, Generali was the sole insurance company included among the 50 smartest companies in the world by the MIT Technology Review. For more information, visit www.generali.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com